



Iryna LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $500,000

Offering End Date: April 10, 2025

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Iryna LLC

Founded: May 24, 2012

Address: 4835 N Western Ave
         Chicago, IL 60625

Industry: Full-Service Restaurants

Employees: 12

Website: https://www.atelier-chicago.com/

Use of Funds Allocation:

If the maximum raise is met:

$400,000 (80.00%) – of the proceeds will go towards working capital- restaurant relocation
$70,000 (14.00%) – of the proceeds will go towards debt refinance
$30,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 10,400 Followers





Business Metrics:

	FY23	FY24	YTD 1/31/2025
Total Assets	$211,497	$242,166	$224,227
Cash & Cash Equivalents	$1,404	$626	$4,262
Accounts Receivable	$0	$1,766	$8,335
Short-term Debt	$150,072	$218,179	$152,075
Long-term Debt	$84,058	$91,568	$70,945
Revenue	$833,747	$1,561,266	$95,298
Cost of Goods Sold	$123,542	$248,762	$15,899
Taxes	$0	$0	$0
Net Income	-$127,585	-$14,492	-$57,610

Recognition:

Iryna LLC (DBA Atelier Restaurant) earned a Michelin star, along with a Michelin Young Chef Award for Chef Hunter, within its first year. It was also a James Beard semi-finalist for Best New Restaurant. Chicago Magazine further lauded the restaurant as the 2nd Best New Restaurant and one of the 50 Best in the city in 2024. Chef Hunter stepped back in early 2024 and Bradyn Kawcak was brought on as Executive Chef, retaining the restaurant's Michelin star.

About:

Iryna LLC (DBA Atelier Restaurant) has a 12- to 14-course menu that is constantly evolving with dishes rotating weekly. Influenced by flavors across the globe, many ingredients are sourced from small Midwest farms. Service is refined but approachable, giving the restaurant the feel of a neighborhood spot.

For more information, contact our Customer Support Team at support@thesmbx.com

